UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 10

1.	Names of Reporting Persons Sellers Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 4,928,399
Owned
By Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3% as of July 7, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions) IA/OO

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 10

1.	Names of Reporting Persons Sellers Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 4,928,399
Owned
By Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3% as of July 7, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions) IV

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 10

1.	Names of Reporting Persons Mark A. Sellers

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 4,928,399
Owned
By Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 4,928,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,928,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3% as of July 7, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions) IN/HC

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager to and general partner of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 10

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 13”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on May 12, 2009 (“Amendment 12”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 13 shall have the meanings set forth in Amendment 12.  Only those items that are hereby reported are amended; all other items remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate consideration paid to the Issuer pursuant to the transactions described in Item 4 of this Schedule 13D was approximately $11,550,000, which came from the working capital of SCMF.  The aggregate consideration paid for the shares of Common Stock described in this Schedule 13D came from the working capital of SCMF.

Item 4.	Purpose of Transaction

As described in greater detail in Amendment 12, on May 6, 2009, SCMF and the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which SCMF agreed to purchase and the Issuer agreed to sell convertible notes with a total principal amount of $12 million.  The Note Purchase Agreement called for SCMF to purchase a Convertible Note (the “Note”), in the principal amount of $6 million, for an aggregate purchase price (the “Purchase Price”) equal to the Note’s principal amount.  The closing date (the “Closing Date”) for the purchase of the Note was May 6, 2009.  The Note Purchase Agreement also called for SCMF to purchase, on or prior to June 15, 2009, a convertible note or convertible notes, on terms substantially identical to the terms of the Note (each an “Other Note” and, collectively, the “Other Notes”), in the principal amount of $6 million, for an aggregate purchase price equal to the principal amount; however, to the extent investors (other than SCMF) mutually satisfactory to the Issuer and SCMF (each an “Other Investor” and, collectively, “Other Investors”) were to purchase Other Notes, SCMF’s obligation to purchase Other Notes would be reduced by the principal amount purchased by such Other Investors. A copy of the Note Purchase Agreement was included in Exhibit 99.2 of Amendment 12 and is incorporated by reference herein.

On June 15, 2009, SCMF purchased an Other Note with a total principal amount of $5,550,000 and an Other Investor purchased an Other Note with a total principal amount of $450,000.

SCMF entered into the Note Purchase Agreement in order to provide financing to the Issuer.  If the stockholders of the Issuer approve the issuance of shares upon conversion of the Note or the Other Notes, as described in greater detail in Amendment 12, the filing persons also will increase their beneficial ownership of the shares of the Issuer’s Common Stock.

As described in greater detail in Amendment 12, the Note and the Other Notes are convertible, subject to certain conditions, including certain Shareholder Approval, at a conversion price (the “Conversion Price”) of  $0.75 per share, into the number of fully paid and non-assessable shares of Common Stock equal to the quotient of (x) the principal amount of the Note or the Other Note being converted plus all accrued and unpaid interest with respect to such principal, divided by (y) the Conversion Price.  A copy of the Note was included in Exhibit 99.2 of Amendment 12 and is incorporated by reference herein.  A copy of the Other Note purchased by SCMF is included as Exhibit 99.3 of this Amended Schedule 13D and incorporated by reference herein.

CUSIP No. 74051E102	Page 6 of 10

As described in greater detail in Amendment 12, on May 6, 2009, the Issuer also agreed that in the event that the Issuer elects to prepay any portion of the Note or the Other Notes within a stated “Pre-Annual Meeting Prepayment Period” (i.e., any time up to and including the fifth business day preceding the Issuer’s Annual Meeting), then such election would trigger the effectiveness of a warrant (the “Warrant”), forms of which were delivered to SCMF on the dates of the Note and the Other Note for the purchase of that number of shares of Common Stock (“Warrant Shares”) equal to seven percent (7.0%) of the total number of shares of Common Stock into which the Note and the Other Note, as of the date of such prepayment, are convertible.  A copy of the Warrant relating to the Note was included in Exhibit 99.2 of Amendment 12 and is incorporated by reference herein.  A copy of the Warrant relating to the Other Note purchased by SCMF is included as Exhibit 99.4 of this Amended Schedule 13D and incorporated by reference herein.

As described in greater detail in Amendment 12, on May 6, 2009, SCMF and the Issuer also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”), no later than the Closing Date, pursuant to which the Issuer agrees to register with the Securities and Exchange Commission, in accordance with the applicable provisions of the Securities Act of 1933, as amended, and the rules thereunder, the shares of Common Stock into which the Note and the Other Notes may be convertible and the shares of Common Stock into which the Warrants, if issued, will be exercisable, and any additional shares of Common Stock acquired by SCMF by way of a dividend, stock split, recapitalization dividend, stock split, plan of recapitalization, reorganization, merger, sale of assets or otherwise (“Registrable Securities”).  A copy of the Registration Rights Agreement was included in Exhibit 99.2 of Amendment 12 and is incorporated by reference herein.

On June 15, 2009, in connection with the purchases of the Other Notes, the Issuer, SCMF and the Other Investor entered into a Joinder Agreement pursuant to which the Other Investor became a party to, and agreed to be bound by and subject to all of the covenants, terms and conditions of, the Note Purchase Agreement and the Registration Rights Agreement.  A copy of the Joinder Agreement is included as Exhibit 99.5 of this Amended Schedule 13D and incorporated by reference herein.

The foregoing descriptions are not intended to be complete and are qualified in their entirety by reference to the copies of the Convertible Note Purchase Agreement dated May 6, 2009, and exhibits thereto, filed as Exhibit 99.2 to Amendment 12 and incorporated by reference herein, and to the Other Note purchased by SCMF, the Warrant relating to the Other Note purchased by SCMF and the Joinder Agreement dated June 15, 2009, filed herewith as Exhibits 99.3, 99.4 and 99.5 and incorporated by reference herein.

Although the Reporting Persons have no present intention of acquiring any additional securities of the Issuer, other than as reported herein, the Reporting Persons intend to regularly review their investment in the Issuer and, based on such review and such other factors including, but not limited to, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions, the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their shares of Common Stock, on the open market, in privately negotiated transactions or otherwise, or engage in other transactions with respect to the Issuer and/or the securities of the Issuer.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 74051E102	Page 7 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Copies of the agreements and related documents described in Item 4 are filed as Exhibit 99.2 to Amendment 12 filed May 12, 2009, except for the Other Note purchased by SCMF, which is attached hereto as Exhibit 99.3, the Warrant relating to the Other Note purchased by SCMF, which is attached hereto as Exhibit 99.4 and the Joinder Agreement dated June 15, 2009, which is attached hereto as Exhibit 99.5.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:  Amended Joint Filing Agreement, dated as of July 7, 2009, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

Exhibit 99.2:  Convertible Note Purchase Agreement dated May 6, 2009, between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd., and exhibits thereto (including Convertible Note, Warrant to Purchase Common Stock and Registration Rights Agreement) (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D (Amendment 12) filed with the SEC on May 12, 2009).

Exhibit 99.3:  Convertible Note dated June 15, 2009.

Exhibit 99.4:  Warrant Relating to Convertible Note dated June 15, 2009.

Exhibit 99.5:   Joinder Agreement dated June 15, 2009.

CUSIP No. 74051E102	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of July, 2009.

Sellers Capital LLC

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers

CUSIP No. 74051E102

EXHIBIT 99.1 TO SCHEDULE 13D/A

July 7, 2009

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, SELLERS CAPITAL LLC, SELLERS CAPITAL MASTER FUND, LTD. and MARK A. SELLERS each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

SELLERS CAPITAL LLC

By: /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer

SELLERS CAPITAL MASTER FUND, LTD.

By:  /s/ Samuel S. Weiser
Name: Samuel S. Weiser
Title: Chief Operating Officer, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers